Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds- sutherland.com December 27, 2024 Valerie J. Lithotomos Division of Investment Management U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549 Re: Monroe Capital Income Plus Corp Preliminary Proxy Statement on Schedule 14A filed on December 12, 2024 (File No. 814-01301) Dear Ms. Lithotomos, On behalf of Monroe Capital Income Plus Corporation (the “Company”), set forth below is the Company’s response to the oral and written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 20, 2024, regarding the Company’s preliminary proxy statement on Schedule 14A, filed with the SEC on December 12, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on December 27, 2024 (the “Definitive Proxy Statement”). Capitalized terms used but not defined herein have the meanings specified in the Definitive Proxy Statement. 1. Pursuant to Item 22(c)(6) of Schedule 14A, please disclose the approximate amount of any material interest of any director of the Company in any material transactions since the beginning of the fiscal year, or in any material proposed transactions, to which the Adviser or any parent or subsidiary of the Adviser was or is to be a party. Response: The Company respectfully advises the Staff that there have been no reportable material transactions in which any director of the Company had a material interest since the beginning of the most recently completed fiscal year, and the Adviser Change in Control is the only proposed material transaction in which the Adviser or any parent or subsidiary of the Adviser is to be a party. The Company believes that Item 22(c)(6) of Schedule 14A does not require disclosure of the approximate amount that any directors of the Company will receive as a result of the Adviser Change in Control. First, Instruction 4 to Item 22(c)(6) provides that “no information need be given in response to this paragraph (c)(6) of Item 22 with respect to any transaction that is not related to the business or operations of the Fund and to which neither the Fund nor any of its Parents or Subsidiaries is a party.” The Company notes that none of the Adviser’s employees, nor the services provided to the Company by the Adviser, will change as a result of the transaction. The Adviser Change in Control impacts the Existing Advisory Agreement only because the change in control will technically constitute an assignment under the 1940 Act, causing a termination of the Existing Advisory Agreement. The terms of the Existing Advisory Agreement are identical to the proposed New Advisory Agreement, and, as noted in the Definitive Proxy Statement, the transaction will not result in any changes to the Company’s investment process or operations. Additionally, the Company itself is not a party to the Adviser Change in Control. Because there will be no material

Valerie J. Lithotomos December 27, 2024 Page 2 change to the operations of the Company, other than the Adviser’s management team having access to additional capital and investment opportunities, the Company does not believe that the requested disclosure in response to Item 22(c)(6) is required based on Instruction 4. Second, the Company believes that the proxy materials set forth “all the facts necessary to enable a reasonably intelligent stockholder to make his [or her] own informed decision.” Browing Debenture Holders’ Comm. V. DASA Corp., 357 F. Supp 1010 (S.D.N.Y. 1972) (quotation marks omitted). Additionally, the Company has already disclosed the following on p. 20 of the Preliminary Proxy Statement: “In connection with the transaction, a director of the Company that is considered an “interested person” of the Company will receive substantial payments in exchange for their equity interests in Monroe.” Stockholders of the Company are not being asked to approve the Adviser Change in Control itself, but whether to approve the proposed New Advisory Agreement. As a result, the Company believes this disclosure would satisfy a reasonably intelligent stockholder seeking to answer the specific question of whether the Company should enter into the proposed New Advisory Agreement because it informs stockholders of the potential conflicts of interest by generally setting forth the benefits to be received by a director in connection with the transaction. The Company does not believe that a reasonably intelligent stockholder would consider the specific dollar amount to be paid by the Acquiror necessary to evaluate the proposed New Advisory Agreement, given that there will be no changes to the Adviser’s management team or the services to be rendered to the Company. 2. Please confirm in correspondence, that all outstanding blanks and/or bracketed items included in the Preliminary Proxy Statement are completed in the Definitive Proxy Statement. Response: the Company respectfully advises the staff that all outstanding bracketed items included in the Preliminary Proxy Statement have been complete in the Definitive Proxy Statement. 3. In the Preliminary Proxy Statement it is stated that the Special Meeting will be held virtually on February 21, 2025, and in the Stockholder Letter included with the Preliminary Proxy Statement you note that “The voting instruction form indicates whether you have the option to vote those shares by telephone or by using the internet”, however, the same paragraph also references the option for the shareholder to mail in his/her proxy card. Please update the disclosure as necessary. Response: The Company respectfully advises the Staff that it has updated the above referenced disclosure to state the following: “The voting instruction form indicates whether you have the option to vote those shares by mail, telephone or by using the internet” 4. The Staff refers to the disclosure in the last bullet of the list of benefits to be provided to the Company and stockholders as a result of the Adviser Change in Control contained in the Stockholder Letter “Wendel has committed up to $1 billion in capital to Monroe to support new strategies and fund organic and inorganic initiatives on the Monroe platform which could provide additional opportunities for investments in transactions for the Company with attractive risk return profiles”. Please explain in correspondence whether it is expected that the additional opportunities referenced in this disclosure will result in changes to the Company’s investment process or operations.

Valerie J. Lithotomos December 27, 2024 Page 3 Response: The Company respectfully advises the Staff that it is not expected that additional opportunities for investments resulting from Wendel’s capital commitment would result in any changes to the Company’s investment process or operations. 5. Given that this a case of a future change in control that may occur during the first half of next year (or possibly not occur, if all conditions are not met) we request that you supplementally make the following representations: 1) Representation that if the shareholders approve the new agreement, the new agreement will not take effect until the change in control date. 2) Representation that if a different assignment occurs between the vote and the transaction, a new shareholder vote will be taken. (In this regard, please add the following disclosure to the Proxy Statement: “The Trust will not execute the New Advisory Agreement if there is a change in control of the Adviser other than the one specifically described in this Proxy Statement, or other event that would cause the New Advisory Agreement to terminate pursuant to the 1940 Act, if already executed.”) 3) Representation of, in case the shareholders do not approve the New Agreement, whether the Trust’s Board intends to (i) terminate the [existing agreement] under Section 15(a)(3) on the date of the vote failure, or (ii) maintain the [existing agreement] in effect until its expiration date, but start the 150 days under Rule 15a-4 on the date of the vote failure (assuming the Board decides to rely on Rule 15a-4). 4) Assuming the shareholders approve the proposal for a New Advisory Agreement, the company should supplement its registration statement to explain the results of the proxy vote as this information is material in nature. In particular, the company should explain the related pre-approval timing provision while that provision is in place since a new investor in the company during the interim period might not be aware of the proxy vote, and thus the fact that the investment advisory agreement being used at the time of their purchase will terminate once the interim period ends and be replaced simultaneously with a new investment advisory agreement. The staff would not object to the company adding this information pursuant to its prospectus by filing a prospectus supplement pursuant to Rule 424 under the Securities Act. Response: The Company respectfully affirms the following: 1) If the Company’s stockholders approve the New Advisory Agreement at the Special Meeting, the New Advisory Agreement will not take effect until the closing of the Advsier Change in Control. 2) That if a different assignment occurs between the stockholder vote and the closing of the Adviser Change in Control, a new shareholder vote will be taken. 3) That as disclosed on p. 6 of the Definitive Proxy Statement, if the stockholders do not approve the New Advisory Agreement prior to the closing of the Adviser Change in Control, the Adviser (with Wendel’s approval) shall use commercially reasonable efforts to obtain the Board

Valerie J. Lithotomos December 27, 2024 Page 4 approval of an interim investment advisory agreement containing the same terms and conditions as the Existing Advisory Agreement, except for: (i) the effective date and the termination date of the agreement; (ii) any terms necessary to comply with the requirements of Rule 15a-4 of the 1940 Act; and (iii) any other differences in terms and conditions that the Board, including a majority of the directors who are not interested persons of the Company, finds to be immaterial. If an interim investment advisory and management agreement is approved by the Board, such agreement shall remain in effect for a maximum of 150 days following the termination of the Existing Advisory Agreement, during which the Adviser shall continue to solicit the stockholder approval for the New Advisory Agreement Proposal. 4) The Company respectfully advises the Staff that it does not have an effective registration statement under the Securities Exchange Act of 1933, as amended (the “Securities Act”). In accordance with the requirements of Form 8-K, the Company will disclosure the results of the shareholder meeting under item 5.07 of Form 8-K within four business days of the conclusion of the shareholder meeting. The Company also respectfully advises the Staff that the Company has revised the disclosure on p. 3 of the Definitive Proxy Statement to incorporate the following statement “The Company will not execute the New Advisory Agreement if there is a change in control of the Adviser other than the one specifically described in this Proxy Statement, or other event that would cause the New Advisory Agreement to terminate pursuant to the 1940 Act, if already executed.” 6. In the Preliminary Proxy Statement, you state that Momentum US Bidco LLC, is an affiliate of Wendel, please disclose the nature of such affiliation. Response: The Company respectfully advises the Staff that the Company has revised the disclosure on p. 4 of the Definitive Proxy Statement, to state that Momentum US Bidco LLC is a wholly owned subsidiary of Wendel SE formed solely for the purpose of the Adviser Change in Control. 7. Please outline any appraisal rights of the stockholders dissenting on the New Advisory Agreement Proposal, if none, please so state. Response: Due to the nature of the New Advisory Agreement Proposal, there are no appraisal rights of dissenting stockholders. 8. The Staff references the following language on p. 8 of the Preliminary Proxy Statement “If the New Advisory Agreement Proposal is not approved by the Company’s stockholders, the Board will consider alternatives for the Company, potentially including seeking subsequent approval of a different new investment advisory agreement by the Company’s stockholders.” Please discuss supplementally any alternatives considered to date. Response: At this time, the Company has not received any indication that the New Advisory Agreement might not be approved by the Company’s stockholders and the Board has not considered any alternatives other than the interim investment advisory agreement discussed in the Definitive Proxy Statement.

Valerie J. Lithotomos December 27, 2024 Page 5 * * * If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845. Sincerely, /s/ Stephani M. Hildebrandt Stephani M. Hildebrandt cc: Theodore L. Koenig, Monroe Capital Income Plus Corp Lewis W. Solimene, Jr., Monroe Capital Income Plus Corp